Mayer Brown LLP 700 Louisiana Street Suite 3400 Houston, Texas 77002-2730

November 23, 2011	Main Tel +1 713 238 3000 Main Fax +1 713 238 4888 www.mayerbrown.com

BY EDGAR	Dallas Parker Direct Tel +1 713 238 2700 Direct Fax +1 713 238-4700 dparker@mayerbrown.com

Anne Nguyen Parker Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Bonanza Creek Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 4, 2011
File No. 333-174765

Dear Ms. Parker:

On behalf of the above-captioned registrant (the “Company”), enclosed for your information and review are responses to the comments from the staff of the Commission (the “Staff”) set forth in your letter dated November 23, 2011 with respect to the above referenced Amendment No. 3 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments.  Concurrently with the delivery of this letter, the Company is submitting (via EDGAR) Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects changes made to the Registration Statement in response to the Staff’s comments.  Courtesy copies of this letter and Amendment No. 4 (specifically marked to show the changes thereto) are being submitted to the Staff.

This letter is submitted to respond on a point-by-point basis to the Staff’s comments.  Each of the Staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response in bold face type (with page references to Amendment No. 4).  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

COMMISSION COMMENTS FOLLOWED BY COMPANY RESPONSES

General Comments

1.                                       We note your response to prior comment 1 from our letter dated September 12, 2011.  We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Acknowledged.

2.                                       Please update your financial statements for Bonanza Creek Energy, Inc. to comply with Rule 3-12 of Regulation S-X.

Response:

As requested, Amendment No. 4 includes updated financial statements.

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Any questions regarding the above responses or Amendment No. 4 should be directed to either Dallas Parker at (713) 238-2700 or Andrew J. Stanger at (713) 238-2702.

Thank you for your attention to this filing.

Very truly yours,

/s/ Dallas Parker

Dallas Parker

cc:           Michael R. Starzer

Andrew J. Stanger